As filed with the Securities and Exchange Commission on April 27, 2012	Registration No. 333-147373

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933, AS AMENDED FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

Kabushiki Kaisha Hitachi Seisakusho
 (Exact name of issuer of deposited securities as specified in its charter)

Hitachi, Ltd.
(Translation of issuer’s name into English)

Japan
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

388 Greenwich Street
New York, New York  10013
(212) 816-6763
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

National Corporate Research, Ltd.
10 East 40th Street, 10th Floor
New York, New York 10016
(212) 947-7200

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Theodore A. Paradise, Esq. Davis Polk & Wardwell LLP Izumi Garden Tower, 33rd Floor 6-1 Roppongi, 1-Chome, Minato-ku, Tokyo 106-6033, Japan	Herman H. Raspé, Esq. Patterson, Belknap, Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing.
☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
American Depositary Shares, each representing ten (10) shares of common stock of Hitachi, Ltd.	N/A	N/A	N/A	N/A

The Registrant hereby amends this Post-Effective Amendment No. 1 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post-Effective Amendment No. 1 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Post-Effective Amendment No. 1 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Post-Effective Amendment No. 1 to Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Paragraph (1)

2.	Title of Receipts and identity of deposited securities		Paragraph (1)

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Top Right Corner and Paragraph (1)

	(ii)	The procedure for voting, if any, the deposited securities	Paragraphs (14) and (15)

	(iii)	The collection and distribution of dividends	Paragraphs (12) and (14)

	(iv)	The transmission of notices, reports and proxy soliciting material	Paragraphs (15) and (17)

	(v)	The sale or exercise of rights	Paragraphs (13) and (14)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (12), (14) and (16)

	(vii)	Amendment, extension or termination of the deposit agreement	Paragraphs (9) and (20) (and no provisions for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Paragraph (17)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (3), (4), (5), (6), (7), (8) and (10)

Item Number and Caption		Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

(x)	Limitation upon the liability of the Depositary	Paragraph (18)

(xi)	Fees and charges which may be imposed directly or indirectly on holders of ADSs	Paragraph (10)

Item 2. AVAILABLE INFORMATION		Paragraph (17)

The Company publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), on its internet website or through an electronic information delivery system generally available to the public in the Company’s primary trading market.  As of or prior to the date hereof, the Company filed a Form 15F (“Form 15F”) with the U.S. Securities and Exchange Commission (the “Commission”) to suspend the Company’s periodic reporting obligations under the Exchange Act.  Reports previously filed by the Company with the Commission can be retrieved from the Commission’s internet website at www.sec.gov, and inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549.  If the Form 15F does not become effective, the Company will again be subject to the periodic reporting requirements of the Exchange Act and will file reports with the Commission that can be retrieved from the Commission’s internet website, and inspected and copied at the public reference facilities maintained by the Commission.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Third Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(i) Form of Third Amended and Restated Deposit Agreement, among Hitachi, Ltd (the “Company”), Citibank, N.A., as depositary (the “Depositary”) and all Holders and Beneficial Owners from time to time of American Depositary Shares issued thereunder. – Filed herewith as Exhibit (a)(i).

(a)(ii) Second Amended and Restated Deposit Agreement, dated as of December 14, 2007, among the Company, the Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares issued thereunder. – Filed herewith as Exhibit (a)(ii).

(b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  ___ None

(c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years.___ None.

(d) Opinion of counsel for the Depositary as to the legality of the securities to be registered.___ None

(e) Certificate under Rule 466.___ None.

(f) Powers of Attorney for certain officers and directors and the authorized representative of the Company.  ___ Set forth on the signature pages hereto.

Item 4.  UNDERTAKINGS

(a)
The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of American Depositary Shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of American Depositary Shares thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Second Amended and Restated Deposit Agreement, dated as December 14, 2007, by and among Hitachi, Ltd., Citibank, N.A., as depositary, and all holders from time to time of American Depositary Shares issued thereunder, as proposed to be amended by the Third Amended and Restated Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 27th day of April, 2012.

Legal entity created by the Deposit Agreement (as amended) for the issuance of American Depositary Shares registered hereunder, each American Depositary Share representing ten (10) shares of common stock of Hitachi, Ltd.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Robert Franz
	Name: Title:	Robert Franz Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Hitachi, Ltd. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Tokyo, Japan, on April 27, 2012.

Hitachi, Ltd.

By:	/s/ Toshiaki Kuzuoka
	Name: Title:	Toshiaki Kuzuoka Senior Vice President and Executive Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mr. Toshiaki Kuzuoka to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Post-Effective Amendment No. 1 to Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on April 27, 2012.

Signature	Title

/s/ Takashi Kawamura	Chairman of the Board
Name: Takashi Kawamura

Director
Name: Yoshie Ota

Director
Name: Mitsuo Ohashi

Director
Name: Nobuo Katsumata

Signature	Title

Director
Name: Tohru Motobayashi

/s/ Isao Ono	Director
Name: Isao Ono

/s/ Stephen Gomersall	Director
Name: Stephen Gomersall

Director
Name: Tadamichi Sakiyama

/s/ Masaharu Sumikawa	Director
Name: Masaharu Sumikawa

/s/ Hiroaki Nakanishi	Director, President
Name: Hiroaki Nakanishi	(Principal Executive Officer)

/s/ Takashi Hatchoji	Director
Name: Takashi Hatchoji

/s/ Takashi Miyoshi	Director
Name: Takashi Miyoshi

Signature	Title

/s/ Toyoaki Nakamura	Executive Vice President and Executive Officer
Name: Toyoaki Nakamura	(Principal Financial and Accounting Officer)

/s/ Takashi Ohde	Corporate Officer and General Manager
Name: Takashi Ohde	Hitachi Corporate Offices, DC & LA (Authorized Representative in the U.S.)

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Form of Third Amended and Restated Deposit Agreement

(a)(ii)	Second Amended and Restated Deposit Agreement